

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

<u>Via E-Mail</u>
Patrick J. Roe
President and Chief Executive Officer
First Community Financial Partners, Inc.
2801 Black Road
Joliet, Illinois 60435

>   **Re: First Community Financial Partners, Inc.**
>   **Form S-4's**
>   **Filed November 20, 2012**
>   **File No. 333-185041, 333-185043 and 333-185044**

Dear Mr. Roe:

We have reviewed your filing regarding the merger with First Community Bank of Homer Glen & Lockport, file number 333-185043 and have the following comments. We have given a limited review to your other two registration statements as to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Unless otherwise indicated, when appropriate, all of the following comments should be reflected in each of the filings. We have based our page numbering on the S-4 for First Community Bank of Homer Glen & Lockport.

<u>General</u>

1. Please provide us with any board book materials.

<u>Cover Page</u>

2. In your next amendment, please revise the cover to indicate the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

Table of Contents, page vi

    3. Please revise to describe the annex items.

Comparative Historical and Unaudited Pro Forma Per Share Financial Data, page 4

    4. Revise to include per share equivalent data. See Item 3(f) of the instructions to Form S-4.

Risk Factors, page 21

    5. Please move the risks of the transaction to the forefront of the section.

    6. Some of your risk factors state that you cannot give assurance of a particular outcome. Please remove all such language since the risk is not your inability to give assurance, but the underlying situation.

Special Note Regarding Forward-Looking Statements, page 35

    7. Since this offering is an initial public offering, the safe harbor is not available. See Section 27A(b) of the 1933 Act. Please revise.

The Merger, page 37

    8. Please revise to include the negotiation of the principal terms of the transaction, including price.

    9. Please disclose the financial projections provided to Monroe Securities.

    10. On pages 45 and 46, you describe the use of different terminal earnings multiples and discount rates. Please advise us, with an eye toward additional disclosure, why the same rates were not used.

    11. Please revise to disclose the total amount received by Monroe Securities from First Community in the last two years.

Material United States Federal Income Tax Consequences, page 55

    12. Please revise to reflect that this section is based on an opinion, filed as an exhibit. Please identify the firm which provided the opinion.

    13. Please delete the statement, found at the beginning of the second paragraph, that this summary is for general information only.

Annex II, Fairness Opinion

14. Please revise the first sentence of the penultimate paragraph to indicate that Monroe has consented to the use of its opinion in the prospectus

15. It is inappropriate to state that the opinion is intended "solely" for the use of the Committee or to limit reliance on it with regard to person.

Exhibit 8.1

16. We note the "assumptions and qualifications" referenced in the second paragraph on page 2. Please revise to move that information to the opinion.

First Community Financial Partners, Inc. Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Troubled Debt Restructurings, page F-10 and F-50

17. We note your disclosure that a loan that is modified at a market rate of interest will not be classified as a troubled debt restructuring and impaired in the calendar year subsequent to the restructuring if it is in compliance with the modified terms. We believe the guidance in ASC 310 indicates that a TDR is always considered impaired and therefore impairment should always be measured using the guidance in ASC 310-10-35. Please revise your disclosure to clarify how you measure credit impairment on loans that were previously classified as TDRs. If you do not measure credit impairment for these loans using the guidance in ASC 310-10-35, please tell us why and describe the impact on your financial statements at both September 30, 2012 and December 31, 2011 if you measured credit impairment for these loans using this guidance.

18. As a related matter, please revise your disclosure in your "loans" footnote to describe, in more detail, the types / nature of modifications made and to quantify them by type of modification. Furthermore, please revise your "loans" footnote to provide a roll-forward of your TDRs for each period presented.

Note 16. Fair Value Measurements, page F-35 and F-74

19. Please revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

20. Please revise to disclose in more detail how you consider estimated selling costs and/or discounts for lack of marketability and age of appraisal in measuring fair value of impaired loans and foreclosed real estate. Also, considering the fact that these assets are classified as level 3, please revise future filings to disclose all of the information, including quantitative disclosures of these level 3 adjustments, required by ASC 820-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at 202-551-3697 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

By E-mail to: Jason Zgliniec
             jzgliniec@schiffhardin.com